RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-163632

Pricing Supplement Dated July 26, 2010 to the Product Prospectus Supplement FIN-1 Dated January 11, 2010, Prospectus Dated January 11, 2010, and Prospectus Supplement Dated January 11, 2010	$ 1,100,000 Redeemable CMS Countdown Range Accrual Notes, Due July 28, 2025 Royal Bank of Canada

Royal Bank of Canada is offering the Redeemable CMS Countdown Range Accrual Notes (the “Notes”) described below. All payments on the Notes are subject to our credit risk.
The Notes will pay interest quarterly on January 28, April 28, July 28 and October 28 of each year, commencing on October 28, 2010 and ending on the Maturity Date.
The Notes will accrue interest at the rate of 5.50% on each calendar day on which the applicable Reference Rate (as described below) is within 0.00% and 6.00% (the “Reference Rate Range”). The applicable Reference Rate will be the following during the indicated year of the term of the Notes:

• Year 1-5:	15 Year CMS	• Year 11:	5 Year CMS

• Year 6:	10 Year CMS	• Year 12:	4 Year CMS

• Year 7:	9 Year CMS	• Year 13:	3 Year CMS

• Year 8:	8 Year CMS	• Year 14:	2 Year CMS

• Year 9:	7 Year CMS	• Year 15:	1 Year CMS

• Year 10:	6 Year CMS
We describe in more detail the manner in which the interest payable on the Notes will be determined in this pricing supplement and in product prospectus supplement FIN-1.
We may call the Notes in whole, but not in part, on each interest payment date, commencing on October 28, 2010, upon at least 10 business days prior written notice.
The CUSIP number for the Notes is 78008KDV2.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page P-7 of this pricing supplement, “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010, and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of product prospectus supplement FIN-1 dated January 11, 2010.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

RBC Capital Markets Corporation offered the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the issue date at purchase prices that will be between 98% and 100% of the principal amount.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets Corporation or any of our other affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about July 28, 2010, against payment in immediately available funds.

RBC Capital Markets Corporation

Redeemable CMS Countdown Range Accrual Notes, Due July 28, 2025

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets Corporation

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	July 26, 2010

Issue Date:	July 28, 2010

Maturity Date:	July 28, 2025

CUSIP:	78008KDV2

Interest Rate:
Where:

“N” is the total number of calendar days in the applicable interest period on which the Reference Rate is within the Reference Rate Range; and

“D” is the total number of calendar days in the applicable interest period.

Interest payments for each interest period will be calculated using a 30/360 day count basis.

Reference Rate:	The applicable Reference Rate will change during the term of the Notes:

	Year 1-5:	15 Year CMS	Year 11:	5 Year CMS

	Year 6:	10 Year CMS	Year 12:	4 Year CMS

	Year 7:	9 Year CMS	Year 13:	3 Year CMS

	Year 8:	8 Year CMS	Year 14:	2 Year CMS

	Year 9:	7 Year CMS	Year 15:	1 Year CMS

	Year 10:	6 Year CMS

The Reference Rate will be determined as set forth in the product supplement, under the caption “General Terms of the Notes—Common Reference Rates—CMS Rate”.

RBC Capital Markets Corporation

Redeemable CMS Countdown Range Accrual Notes, Due July 28, 2025

Reference Rate Range:	0.00% to 6.00%

Interest Payment Dates:
Quarterly, on January 28, April 28, July 28 and October 28 of each year, commencing on October 28, 2010. If any Interest Payment Date is not a New York or London business day, interest will be paid on the next New York or London business day, without adjustment for period end dates and no interest will be paid in respect of the delay.

Redemption:	Redeemable at our option.

Call Date(s):	The Notes are callable, in whole, but not in part, on each interest payment date, commencing on October 28, 2010, upon at least 10 business days prior written notice.

U.S. Tax Treatment:
Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement FIN-1 dated January 11, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations— Where the term of your notes exceeds one year—Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes,” which apply to your Notes.

Calculation Agent:	The Bank of New York

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated January 11, 2010, as modified by this pricing supplement.

RBC Capital Markets Corporation

Redeemable CMS Countdown Range Accrual Notes, Due July 28, 2025

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement FIN-1 dated January 11, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated January 11, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement FIN-1 dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000085/f18100424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets Corporation

Redeemable CMS Countdown Range Accrual Notes, Due July 28, 2025

HISTORICAL INFORMATION

Historically, each Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of any Reference Rate during any period shown below is not an indication that interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes, or that interest will be payable during all interest periods during the term of the Notes. The historical Reference Rate levels do not give an indication of future levels of any Reference Rate.  The graph below sets forth the historical performance of each Reference Rate from July 26, 1995 through July 26, 2010.

Source: Bloomberg L.P.

RBC Capital Markets Corporation

Redeemable CMS Countdown Range Accrual Notes, Due July 28, 2025

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

The amount of interest payable on the Notes during any interest period, if any, will depend upon the number of calendar days in that period in which the applicable Reference Rate is within the Reference Rate Range.  This section illustrates the manner in which the applicable interest rate and interest payable in each interest period will be determined.

The following examples illustrate how the per annum interest rate and interest payments would be calculated for a given interest period under different scenarios, based on the terms set forth above.  The Notes will have quarterly interest payment dates, and interest payments for each interest period will be calculated using a 30/360 day count basis.

The values in the examples below have been chosen arbitrarily for the purpose of these examples, and should not be taken as an indication of the future performance of any Reference Rate, or the amount of interest payable on the Notes.  Numbers in the table below have been rounded for ease of analysis.

Coupon	Reference Rate Range	Number of Calendar Days on which the Applicable Reference Rate was within the Range ("N")	Number of Days in the Interest Period ("D")	Accrual Factor	Interest Rate (Per Annum) =	Interest Payment Amount for Interest Period (per $1,000 Note)
5.50%	0.00% to 6.00%	90	90	100%	5.50%	$13.75
5.50%	0.00% to 6.00%	60	90	67%	3.67%	$ 9.18
5.50%	0.00% to 6.00%	30	90	33%	1.83%	$ 4.58
5.50%	0.00% to 6.00%	0	90	0%	0.00%	$ 0.00

RBC Capital Markets Corporation

Redeemable CMS Countdown Range Accrual Notes, Due July 28, 2025

RISK FACTORS

The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the product prospectus supplement FIN-1 dated January 11, 2010 and the prospectus supplement dated January 11, 2010.  You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their investment, legal, tax accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Amount of Interest Payable on the Notes Is Uncertain and Could Be 0.00%. The amount of interest payable on the Notes in any interest period will be dependent on whether the applicable Reference Rate remains within the Reference Rate Range.  If the applicable Reference Rate remains outside the Reference Rate Range for the entire interest period, the rate of interest payable for the related interest period will be 0.00%.  In addition, if the applicable Reference Rate is within the Reference Rate Range for only a limited number of days in the applicable interest period, the applicable interest payment for that period will be less than your desired investment return. All other factors being equal, it is more likely that the applicable Reference Rate will be outside the Reference Rate Range during the initial years of the term of the Notes, when the applicable Reference Rate relates to a dollar swap with a longer maturity, because, in general, the CMS rate tends to be higher at longer maturities. As a result of these factors, the effective yield on the Notes may be less than what would be payable on conventional, fixed-rate redeemable notes of Royal Bank of comparable maturity. The actual interest payments on the Notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

The Notes Are Subject to Early Redemption at Our Option. We have the option to redeem the Notes on any interest payment date. It is more likely that we will redeem the Notes prior to their stated maturity date when the Reference Rate (and our predictions as to future movements in the Reference Rate during the term of the Notes) will result in an amount of interest payable that is greater than the interest payable on our debt securities of comparable maturity. If the Notes are redeemed prior to their stated maturity date, you will receive no further interest payments on the Notes and you may have to re-invest the proceeds in a lower interest rate environment.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decline in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to have an adverse effect on the market value of the Notes.

The Reference Rate for the Last Four U.S. Government Business Days of each Interest Period Will Be the Reference Rate on the U.S. Government Business Day Immediately Preceding Those Four Days.  The Reference Rate for the last four U.S. government business days of each interest period will be the Reference Rate on the fifth U.S. government business day prior to the applicable interest payment date.  As a result, if the applicable Reference Rate on that date is outside the Reference Rate Range, you will not receive any interest in respect of those four U.S. government business days even if the applicable Reference Rate, if actually calculated on any of those U.S. government business days, would be within the Reference Rate Range.  Similarly, if any Saturdays, Sundays or holidays occur after the fifth U.S. government business day prior to the applicable interest payment date and that interest payment date, and the applicable Reference Rate is outside the Reference Rate Range on that fifth U.S. government business day, then no interest will accrue as to those additional non-U.S. government business days as well.

RBC Capital Markets Corporation

Redeemable CMS Countdown Range Accrual Notes, Due July 28, 2025

The Historical Performance of the Reference Rates Is Not an Indication of Their Future Performance. The historical performance of the Reference Rates should not be taken as an indication of their future performance during the term of the Notes. Changes in the levels of the Reference Rates will affect the trading price of the Notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the level of the Reference Rates will be within the Reference Rate Range at any time during the term of the Notes.

RBC Capital Markets Corporation

Redeemable CMS Countdown Range Accrual Notes, Due July 28, 2025

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about July 28, 2010, which is the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as “T+2”).  See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.

RBC Capital Markets Corporation